

Mail Stop 4561

September 28, 2017

Jennifer Dyer
Chief Executive Officer
Yappa World Incorporated
4201 Via Marina, Unit D402
Marina Del Rey, CA 90292

    Re: **Yappa World Incorporated**
                Registration Statement on Form S-1
                File No. 333-220325
                Filed September 1, 2017

Dear Ms. Dyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In light of your limited operating history, nominal revenues and nominal assets, please advise us whether you are a shell company, as defined under Rule 405 of Regulation C.

2.   Please provide a brief description of the Series A Preferred Stock, the two class voting rights, and the combined voting power of your co-founders and officers, Ms. Jennifer Dyer and Mr. Kiaran Sim, on your prospectus cover page, summary, and on page 17 of your risk factors section.

Risk Factors

The Company has limited operations on which to evaluate the Company …, page 9

3.	Please revise this risk factor to clarify that you have not generated revenues from inception through June 30, 2017.

Forward-Looking Statements, page 20

4.	You state here that certain disclosures are "qualified in their entirety" by other disclosures or documents and you make similar disclaimers on pages 26 and 27. Please revise to remove these disclaimers and provide a description of all material matters.

Use of Proceeds, page 20

5.	Please revise your Use of Proceeds table to quantify, at each level of gross proceeds received, how much you will spend for your major categories of expenditures, such as advertising, officer compensation, new personnel, platform expansion and the development of the CCMP software. Please also clarify whether you will use any offering proceeds to repay related party debt pursuant to Instruction 4 of Item 504 of Regulation S-K.

Description of Securities, page 26

6.	Please revise to provide a more thorough description of the material rights and privileges of the Series A Preferred Stock. We note, for example, that according to Exhibit 3.4, Series A stockholders have liquidation preferences, separate class voting rights for certain matters, and dividend preference rights over common stockholders. You should also include a brief summary of the protective provisions that require a separate class vote and may restrict activities unless separately approved by Series A stockholders, such as approval of mergers, the repurchase of common shares, disposition of property, and restrictions on new indebtedness. To the extent material, please consider adding a risk factor that addresses how your current management and co-founders may restrict your activities and operations through their ownership of Series A Preferred Stock and the protective provisions requiring a separate class vote.

Description of Business, page 27

7.	You reference servers on Amazon Web Services Cloud and cloud computing on pages 12 and 26. Please revise to provide a description of the infrastructure of your commenting platform and how it relates to cloud computing. Further, please clarify who performs your software development activities and whether it is performed in-house or outsourced.

8.   Please describe in more detail how you will generate revenue through subscription fees and advertising, such as pricing and how you will place and receive advertising revenue. You reference subscription revenue on page 11, but on page 28 you indicate that Yappa World will be a free online service. Please clarify.

9.   Please provide a description of your Yappa World platform and application as it currently exists. It is unclear whether it is operational, in a beta-testing stage, or if it is fully operational. Also, please clarify the number of Yappa users that have registered for your platform or similar key operational metrics.

10.   Please clarify here and in your summary section whether Yappa World has entered into any arrangements within the radio industry and describe how it will generate revenue from these arrangements.

Description of Property, page 28

11.   Please revise to provide more details of your arrangements with Ms. Dyer to provide office space for $2,000 per month. Please disclose this arrangement as a related party transaction under Item 404(a) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 30

12.   You note on page 31 that your increase in general and administration fees for the six months ended, June 30, 2017 is attributable to professional fees. Please describe the nature of these professional fees.

Liquidity and Capital Resources, page 32

13.   You disclose that you do not have enough available cash to meet your obligations over the next 12 months based on your current business plans. Please disclose the minimum funding required to remain in business for at least the next 12 months. In addition, disclose the minimum number of months that you will be able to conduct operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

14.   Similarly, please revise your plan of operation discussion to specify the steps necessary to implement such plan and the costs for each step to bring your product to market or generate significant amounts of revenue.

15.   On page 36, you disclose agreements with executive officers that provide for a specified annual salary and bonus pursuant to three and seven-year agreements. Please revise to disclose the annual salary and bonus commitments, the term of the agreements, and describe how you intend to fund the commitments, clearly addressing both the short term and long term funding requirements. Please similarly revise your June 30, 2017 financial statements to disclose these commitments. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Management, page 34

16.   Please revise the management biography of Ms. Dyer to clarify the reference to "CFC online." It is unclear what organization or website you are referencing.

17.   Please revise the management biography of Mr. Beckles to clarify the dates of his prior employment.

18.   Please clarify whether your management has any current employment, business ventures, or directorships. If so, please clarify the approximate time each member of management will devote to the operations and management of Yappa World. Please also address whether a risk factor is necessary if there are material conflicts between such entities for future business opportunities.

19.   Please advise us whether your Senior Vice President Dylan Cohen is an executive officer or key employee, as defined by Rule 405, and whether you should provide disclosure under Item 401 of Regulation S-K for him. Also, we note that Mr. Cohen is not mentioned as an employee, either full-time or part-time, on page 28. Please advise.

Securities Ownership of Certain Beneficial Owners and Management, page 36

20.   Please revise your beneficial ownership table to include both classes of your equity securities, common stock and Series A Preferred Stock. In addition, please add a column that shows the total voter power of each principal stockholder for all of their shares of equity.

21.   Please ensure your beneficial ownership table includes all principal stockholders that hold 5% or more beneficial ownership, as defined by Rule 13d-3, for each class of equity security. We note that on page 22 it appears Mr. Abdul Sharif currently owns 6% of your total common stock outstanding, but he is not included in your beneficial ownership table.

Certain Relationships and Related Transactions, page 37

22.   On pages F-10 to F-11 and F-25 to F-26, you reference loans that were personally guaranteed by Ms. Dyer or Mr. Sim. Please include these personal guarantees and related loans as related party transactions, pursuant to Item 404(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 40

23.   Please revise this section to describe all sales of unregistered securities for the past three fiscal years. It appears that you omitted sales of unregistered securities that occurred after June 30, 2017. Further, please disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares. In particular, please provide more details of the services provided for shares in 2016 and whether the shares issued in 2017 to your officers were made for executive compensation. See Item 701(c) of Regulation S-K for further guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551- 3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Branch Chief - Legal
                                        Office of Information
                                        Technologies and Services

cc: Jeffrey M. Stein, Esq.
        JMS Law Group, PLLC